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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 11 2009
Washington, DC

SEC FILE NUMBER
8-[illegible]3018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN J. PARAGGIO **(212) 898-6421**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Metis Haft & Gluckman CPAs LLC
(Name – *of individual, state last, first, middle name*)

317 Madison Avenue, Suite 912	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANNE SAITTA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SA6108145
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES APRIL 12, 2012

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Hapoalim Securities USA, Inc.

December 31, 2008
With Independent Auditor's Report

Statement of Financial Condition

Hapoalim Securities USA, Inc.

December 31, 2008

CONTENTS

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
Tel 212-643-0099
Fax 212-947-3878
www.metisgroupllc.com

Independent Auditor's Report

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

February 24, 2009
New York, New York

Hapoalim Securities USA, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 14,609,211
Receivables from brokers and dealers	9,967,184
Due from Parent and affiliates	649,854
Securities owned, at market value	4,314,266
Fixed assets, at cost, less accumulated depreciation and amortization of $1,386,228	842,609
Other assets	1,314,048
Total assets	$ 31,697,172
Liabilities and stockholder's equity	
Securities sold not yet purchased, at market value	$ 2,317,000
Accrued expenses and other liabilities	5,734,873
	8,051,873
Stockholder's equity:	
Common stock, $.01 par value; 100 shares authorized; 10 shares issued and outstanding	-
Additional paid-in capital	65,611,134
Accumulated deficit	(41,965,835)
Total stockholder's equity	23,645,299
Total liabilities and stockholder's equity	$ 31,697,172

The accompanying notes are an integral part of these financial statements.

Hapoalim Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of Hapoalim U.S.A. Holding Company, Inc. ("HUSA" or "Parent") which is an indirect subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

In March 2006, the Parent acquired all of the Company's outstanding shares of common stock from Investec USA Holdings Corp. (the "Former Parent") in a transaction accounted for as a purchase.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA). Its business includes fixed income, equity and options trading and brokerage activities.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions, brokerage fees, commissions, and related expenses are recorded on a trade date basis. Brokerage fees consist of execution fees charged on agency transactions. Commissions arise from agency transactions effected on behalf of institutional customers.

Securities owned are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Unrealized gains and losses in market value are recognized in firm trading revenues in the period in which changes occurs. Securities sold not yet purchased are carried at fair value. For purposes of FASB Statement No. 157, all fair values used by the Company are Level 1 (quoted prices in active markets).

2. Summary of Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

3. Receivables from Brokers and Dealers

The Company had receivables from brokers and dealers relating to the following at December 31, 2008:

Brokerage receivables	$ 678,572
Receivable from clearing broker	9,288,612
	$ 9,967,184

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2008, securities owned consist of the following:

US Government Agency	$4,009,423
Municipal Bonds	230,514
Corporate Bonds	48,853
Hapoalim Certificate of Deposit	25,476
	$4,314,266

At December 31, 2008, securities sold not yet purchased consist of U.S. Government Securities of $2,317,000.

5. Income Taxes

As of December 31, 2008 the gross deferred tax asset amounted to approximately $9.1 million. A full valuation allowance is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to utilize this asset. The temporary differences that give rise to the gross deferred tax asset at December 31, 2008 are as follows:

Deferred tax asset		
Tax credits	$	731,000
Accrued liabilities		105,000
Furniture, equipment and leasehold improvements		110,000
Net operating losses		8,109,000
Total deferred tax assets before valuation allowance		9,055,000
Less: Valuation allowance		(9,055,000)
Total deferred tax assets after valuation allowance	$	-

The Company has a pre-tax effected federal net operating loss carry forward of approximately $18.4 million. The NOLs are due to start expiring at December 31, 2022. Due to limitations in

5. Income Taxes (Continued)

the usage of NOLs subsequent to a change in ownership, the amount of carryover loss that can be used in any one year is approximately $1.3 million.

The Company and its Parent file a consolidated Federal income tax return ("Consolidated Tax Return"). The inter-company tax allocation policy provides for the Parent to determine each year the amount of benefit from NOLs and current year losses which will be realized in the Consolidated Tax Return and the related amount which will be paid to the Company by the Parent.

6. Commitments and Contingencies

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel where appropriate, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Former Parent has agreed to indemnify the Company for expenses incurred in connection with the ultimate resolution of matters which relate to activity prior to the change of ownership.

The Company leases its New York City office space under a non-cancelable operating sublease expiring in August 2010.

Future minimum lease payments under the office sublease and equipment operating leases are as follows:

Year ending December 31:	
2009	$ 480,000
2010	336,000
Total	$ 816,000

7. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

In 2003 and 2004, certain employees of the Company were granted options to purchase stock of a former related party, Investec plc. Options vest in equal 25% tranches on the second, third, fourth and fifth anniversaries of the grant date, and exercise is subject to Investec plc achieving certain financial performance conditions. Total options granted to employees of the Company had an approximate fair value of $525,000 at the grant dates. Under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation expense was recognized for the option awards. The Company will have a tax only compensation expense if, and when, the options are exercised.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, and Regulation 1.17 of the Commodity Futures Trading Commission which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or the minimum dollar requirement of $100,000. At December 31, 2008, the Company had net capital of approximately $19.7 million, which exceeded minimum capital requirements by approximately $19.3 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.